UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HCA Holdings, Inc.
(as successor to HCA Inc.)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

40412C101
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
0	Rule 13d-1(b)
0	Rule 13d-1(c)
X	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.
Name of Reporting Person

	Bain Capital Integral Investors 2006, LLC
2.
Check the Appropriate Box if a Member of a Group

(a)  0
(b)  X

3.
SEC Use Only

4.
Citizenship or Place of Organization
	Delaware

Number of shares beneficially owned by each reporting person with:

5.
Sole Voting Power

	-0-

6.
Shared Voting Power

	128,918,383

7.
Sole Dispositive Power

	-0-

8.
Shared Dispositive Power

	128,918,383
9.
Aggregate Amount Beneficially Owned by Each Reporting Person

	128,918,383
10.
Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

	0
11.
Percent of Class Represented by Amount in Row (9)

	28.8%
12.
Type of Reporting Person (See Instructions) -

OO



1.
Name of Reporting Person

	 BCIP TCV, LLC
2.
Check the Appropriate Box if a Member of a Group

(a)  0
(b)  X

3.
SEC Use Only

4.
Citizenship or Place of Organization

	Delaware

Number of shares beneficially owned by each reporting person with:

5.
Sole Voting Power

	-0-

6.
Shared Voting Power

	128,918,383

7.
Sole Dispositive Power

	-0-

8.
Shared Dispositive Power

	128,918,383
9.
Aggregate Amount Beneficially Owned by Each Reporting Person

	128,918,383
10.
Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

	0
11.
Percent of Class Represented by Amount in Row (9)

	28.8%
12.
Type of Reporting Person (See Instructions)

	OO


1.
Name of Reporting Person

	 Bain Capital Hercules Investors, LLC

2.
Check the Appropriate Box if a Member of a Group
(a)  0
(b)  X

3.
SEC Use Only

4.
Citizenship or Place of Organization

	Delaware

Number of shares beneficially owned by each reporting person with:

5.
Sole Voting Power

	-0-

6.
Shared Voting Power

	128,918,383

7.
Sole Dispositive Power

	-0-

8.
Shared Dispositive Power

	128,918,383
9.
Aggregate Amount Beneficially Owned by Each Reporting Person

	128,918,383
10.
Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)

	0
11.
Percent of Class Represented by Amount in Row (9)
	28.8%
12.
Type of Reporting Person (See Instructions)
	OO



STATEMENT ON SCHEDULE 13G

      Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "Act"), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Amendment No. 3 to Schedule 13G, each of the persons listed below under
Item 2 (each a "Reporting Person," and collectively the "Reporting Persons"), have agreed to file one statement with respect to their ownership of common stock, par value $0.01 per share (the "Shares"), of HCA Holdings, Inc. (as successor to HCA Inc.) (the "Issuer"), a Delaware corporation.

Item 1.

(a)	Name of Issuer:

	HCA Holdings, Inc.

(b)	Address of Issuer's Principal Executive Offices:

	One Park Plaza
	Nashville, Tennessee 37203

Item 2.

(a)	Name of Person Filing:

	Bain Capital Integral Investors 2006, LLC
      	BCIP TCV, LLC
      	Bain Capital Hercules Investors, LLC

(b)	Address of Principal Business Office, or,
if None, Residence:

c/o Bain Capital Investors, LLC
John Hancock Tower
200 Clarendon St.
 Boston, MA 02199

(c)	Citizenship:

	See Item 4 of each cover page.

(d)	Title of Class of Securities:

	Common stock, $0.01 par value per share.

(e)	CUSIP Number:

	40412C101

Item 3.

Not applicable.
Item 4.		Ownership.

(a)    Amount beneficially owned:

Based on information provided by Hercules Holding
II, LLC, Hercules Holding II, LLC held 128,918,383
Shares as of December 31, 2013, or 28.8%, of the common stock of the Issuer based on 447,838,000 shares of voting common stock outstanding as of October 31, 2013 as reported in HCA Holdings,
Inc.'s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013 for the period ended September 30, 2013. The units of Hercules Holding II, LLC representing the rights to such Shares are held by private investors, including affiliates of each of Bain Capital
Investors, LLC, Kohlberg Kravis Roberts & Co. L.P.
and affiliates of Dr. Thomas F. Frist, Jr., the founder of the Issuer, all of whom are parties to the limited liability company agreement of Hercules
Holding II, LLC (the "LLC Agreement").

Each of the foregoing parties to the LLC Agreement and its affiliates may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC.
However, each such person disclaims membership in any such group and disclaims beneficial ownership of Shares owned by any other party to the LLC Agreement.
Affiliates of each of Bain Capital Investors, LLC and Kohlberg Kravis Roberts & Co. L.P. have the right under a stockholders' agreement among the Issuer, Hercules Holding II, LLC, and the investment group to nominate one director of the Issuer, and affiliates of Dr. Thomas F. Frist, Jr. collectively have the right to nominate up to two directors of the Issuer.

Bain Capital Integral Investors 2006, LLC ("Integral
2006"), whose administrative member is Bain Capital
Investors, LLC ("BCI"), holds 27,882,023 units of Hercules
Holding II, LLC, representing an equivalent number of Shares and 6.38% of the outstanding Shares of the Issuer. Because BCI is the administrative member of Integral 2006, BCI may be deemed to share voting and dispositive power with respect to the Shares held by Integral 2006.

BCIP TCV, LLC ("BCIP TCV"), whose administrative member is BCI, holds 201,109 units of Hercules Holding
II, LLC, representing an equivalent number of Shares and less than 0.05% of the outstanding Shares of the Issuer. Because BCI is the administrative member of BCIP TCV, BCI may be deemed to share voting and dispositive power with respect to the Shares held by BCIP TCV.


Bain Capital Hercules Investors, LLC ("Hercules
Investors"), whose administrative member is BCI, holds
1,920,024 units of Hercules Holding II, LLC, representing an equivalent number of Shares and 0.44% of the outstanding Shares of the Issuer. Because BCI is the administrative member of Hercules Investors, BCI may be deemed to share voting and dispositive power with respect to the Shares held by Hercules Investors.

Integral 2006, BCIP TCV, and Hercules Investors
(collectively, the "Funds") entered into a Joint
Filing Agreement, dated February 14, 2014, a copy of which is filed with this Amendment No. 3 to Schedule
13G as Exhibit A, pursuant to which Integral 2006, BCIP
TCV, and Hercules Investors have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange
Act of 1934. Each Fund hereby disclaims beneficial ownership of the shares of Common Stock owned by any person other than such Fund.

(b)	Percent of class:

See Item 11 of each cover page, which is based upon Item 6 of each cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote

	See Item 5 of each cover page.

	(ii) Shared power to vote or to direct the vote

	See Item 6 of each cover page.

	(iii) Sole power to dispose or to direct the disposition of

	See Item 7 of each cover page.

	(iv) Shared power to dispose or to direct the disposition of

	See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting
Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Item
4 or Item 8 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.	Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.
Item 8.		Identification and Classification of
Members of the Group.

As stated in Item 4 above, Hercules Holding II, LLC holds 128,918,383 Shares as of December 31, 2013, or
28.8%, of the Shares of the Issuer. Hercules
Holding II, LLC is held by private investors, including affiliates of each of Bain Capital
Investors, LLC and Kohlberg Kravis Roberts & Co.
L.P. and by affiliates of Dr. Thomas F. Frist, Jr., the founder of the Issuer. Each such person may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC. However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Shares owned by any other party to the LLC Agreement. The table below sets forth the persons that may be deemed to be a member of such group, based solely on information received from such persons:

Affiliates of Kohlberg Kravis Roberts & Co. L.P.
Affiliates of Dr. Thomas F. Frist, Jr.
KKR Millennium Fund L.P.
KKR Associates Millennium L.P.
KKR Millennium GP LLC
KKR 2006 Fund L.P.
KKR Associates 2006 L.P.
KKR 2006 GP LLC
OPERF Co-Investment L.L.C.
KKR PEI Investments, L.P.
KKR PEI Associates, L.P.
KKR PEI GP Limited
KKR Partners III, L.P.
KKR III GP L.L.C.
8 North America Investor L.P.
KKR Associates 8 NA L.P.
KKR 8 NA Limited
KKR Fund Holdings L.P.
KKR Fund Holdings GP Limited
KKR Group Holdings L.P.
KKR Group Limited
KKR & Co. L.P.
KKR Management LLC
Henry R. Kravis
George R. Roberts

Dr. Thomas F. Frist, Jr.
Thomas F. Frist III
Patricia C. Frist
Patricia F. Elcan
William R. Frist



Item 9.		Notice of Dissolution of Group.
Not applicable.
Item 10.  	Certifications.
Not applicable.


SIGNATURES
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2014



BAIN CAPITAL INTEGRAL INVESTORS
2006, LLC
By: Bain Capital Investors, LLC, its administrative
member

BCIP TCV, LLC
By: Bain Capital Investors, LLC, its administrative
member

BAIN CAPITAL HERCULES INVESTORS,
LLC
By: Bain Capital Investors, LLC, its administrative
member

By: 	/s/ John Connaughton
Name: John Connaughton
Title: Managing Director



















					Exhibit A


AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A




   In accordance with Rule 13d-1(k) of the Securities
Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G/A (including any and all amendments thereto) with respect to the common stock of HCA Holdings, Inc. and further agree that this Joint Filing
Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2014.




BAIN CAPITAL INTEGRAL INVESTORS
2006, LLC
By: Bain Capital Investors, LLC, its administrative
member

BCIP TCV, LLC
By: Bain Capital Investors, LLC, its administrative
member

BAIN CAPITAL HERCULES INVESTORS,
LLC
By: Bain Capital Investors, LLC, its administrative
member

By: 	/s/ John Connaughton
Name: John Connaughton
Title: Managing Director


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